EXHIBIT 3.1

2953598

ENDORSED-FILED

In the office of the Secretary of State

Of the State of California

APR 01 2008

ARTICLES OF INCORPORATION

OF

OAK VALLEY BANCORP

ARTICLE I

The name of this corporation is OAK VALLEY BANCORP.

ARTICLE II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The name and address in the State of California of this corporation’s initial agent for service of process is:

Richard A. McCarty

125 North Third Avenue

Oakdale, California 95361

ARTICLE IV

This corporation is authorized to issue two classes of shares, designated respectively “Common Stock” and “Preferred Stock”.  This corporation is authorized to issue 5,000,000 shares, no par value, of Common Stock and 2,500,000 shares, no par value, of Preferred Stock.  The Preferred Stock authorized by these Articles of Incorporation shall be issued from time to time in one or more series.  The Board of Directors of this corporation (the “Board of Directors”) is authorized to determine the designation of any such series and to fix the number of shares of any such series.  The Board of Directors may determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock.  Within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Preferred Stock, the Board of Directors may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

ARTICLE V

A.  The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B.  This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

C.  Any repeal or modification of the foregoing provisions of this Article V by the shareholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, for the purposes of forming this corporation under the laws of the State of California, the undersigned incorporator of this corporation has executed these Articles of Incorporation this 31ST day of March, 2008.

/s/	Matteo G. Daste
Matteo G. Daste, Incorporator